SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING

        (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20F [X] Form 10-Q

[ ]  Form N-SAR

        For Period Ended:  September 30, 2002
                           ------------------

[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K


     For the Transition Period Ended: ------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: WHITEMARK HOMES, INC.
                         ---------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number): 650 South Central
                                                           -----------------
Avenue - Suite 1000
--------------------

City, state and zip code:  Oviedo, Florida 32765
                          ------------------------


                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                                                     FORM 12b-25

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant requires additional time to comply with certain provisions of the Sarbanes-Oxley Act that recently became effective, including the disclosures regarding internal controls. Consequently, the Registrant requires additional time to evaluate its internal controls, and cannot, without unreasonable effort and expense, file its Form 10-Q on or before November 14, 2002. The Registrant intends to file the report within five days.

                                     PART IV
                                OTHER INFORMATION

        1. Name and telephone number of person to contact in regard to this notification:


              Mitchell Gordon      (407)                 366-9668
              -----------------------------------------------------------------
              (Name)               (Area code)           (Telephone number)

        2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes  [ ] No

        3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ]  Yes  [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              WHITEMARK HOMES, INC.
                              ---------------------

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  November 14, 2002      By:  /s/ MITCHELL GORDON
                                   ----------------------------------------
                                   Mitchell Gordon, Chief Financial Officer


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